

Harbor Funds

October 20, 2014

VIA ELECTRONIC TRANSMISSION

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Civil Action Documents Filed with Respect to Harbor Funds (File No. 811-04676)

Dear Sir or Madam:

Enclosed for electronic filing on behalf of Harbor Funds, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of Harbor International Fund's response to motion for a finding of relatedness of the complaint filed by Terrence Zehrer against Harbor Capital Advisors, Inc. as the investment manager, and Harbor International Fund, as the nominal defendant (Case No. 1:14-cv-00789), and the complaint filed by Ruth Tumpowsky against Harbor Capital Advisors, Inc. as the investment manager, in the United States District Court for the Northern District of Illinois (Case No. 1:14-cv-07210).

If you have any questions regarding this filing, please contact me at 312-443-4420.

Sincerely,

/s/ Charles F. McCain

Charles F. McCain, Esq.
Chief Compliance Officer

Cc: David G. Van Hooser
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Harbor Funds

P.O. Box 804660 | Chicago, Illinois 60680-4108
800-422-1050 | www.harborfunds.com

**IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION**

TERRENCE ZEHRER, Derivatively on Behalf of HARBOR INTERNATIONAL FUND,	))))	
Plaintiff,	))	
v.	))	Case No. 14-cv-00789
HARBOR CAPITAL ADVISORS, INC.	))	Honorable Joan H. Lefkow
Defendant,	))	
-and-	))	
HARBOR INTERNATIONAL FUND,	))	
Nominal Defendant.	)	

**NOMINAL DEFENDANT HARBOR INTERNATIONAL FUND'S
RESPONSE TO MOTION FOR A FINDING OF RELATEDNESS**

Nominal Defendant Harbor International Fund (the "Fund") respectfully submits this

Response to Plaintiff Ruth Tumpowsky's Motion for a Finding of Relatedness (the "Motion").

The Fund takes no position with respect to the Motion. However, regardless of whether

the complaint in the *Tumpowsky* action[1] is deemed related to the *Zehrer* complaint, the Fund

should be dismissed from this litigation. The Fund's pending motion to dismiss in the present

action fully sets forth the lack of legal basis for the Fund to be named as a "nominal defendant."

See Dkts. 48, 49, 63. Undoubtedly in recognition of these fundamental defects, the *Tumpowsky*

complaint does not assert any claims against the Fund or name it as a "nominal defendant."

---

[1] *Tumpowsky v. Harbor Capital Advisors, Inc.*, Civil Action No. 14-7210 (N.D. Ill.).

Thus, even if the *Tumpowsky* complaint is deemed related, the Court should grant the Fund's motion to dismiss the *Zehrer* complaint.

Dated: October 17, 2014   Respectfully submitted,

                                            HARBOR INTERNATIONAL FUND

                                    By: /s/   *Joni S. Jacobsen*
                                            Joni S. Jacobsen
                                            Angela M. Liu
                                            Dechert LLP
                                            77 W. Wacker Drive, Suite 3200
                                            Chicago, IL 60601
                                            Telephone: (312) 646-5800
                                            joni.jacobsen@dechert.com
                                            angela.liu@dechert.com

                                            Matthew L. Larrabee (admitted *pro hac vice*)
                                            David A. Kotler (admitted *pro hac vice*)
                                            Joanna L. Barry (admitted *pro hac vice*)
                                            Dechert LLP
                                            1095 Avenue of the Americas
                                            New York, NY 10036
                                            Telephone: (212) 698-3500
                                            matthew.larrabee@dechert.com
                                            david.kotler@dechert.com
                                            joanna.barry@dechert.com

                                            Attorneys for Nominal Defendant
                                            Harbor International Fund

CERTIFICATE OF SERVICE

I, Joni S. Jacobsen, hereby certify that on this 17 of October 2014, I caused a true and correct copy of the foregoing *Response to Motion for a Finding of Relatedness* and the documents referenced herein to be filed using the Court's CM/ECF system, which will cause electronic notification of this filing to be sent to the following counsel of record:

Norman Rifkind
Amelia S. Newton
Lasky & Rifkind, Ltd.
351 West Hubbard Street
Suite 401
Chicago, IL 60654

Justin D. Rieger
Stephen J. Oddo
Edward B. Gerard
Robbins Arroyo, LLP
600 B Street
Suite 1900
San Diego, CA 92101

Attorneys for Plaintiff Terrence Zehrer

Marvin A. Miller
Miller Law LLC
115 S. LaSalle Street
Suite 2910
Chicago, IL 60603

Robert F. Zwerling
Jeffrey C. Zwerling
Susan Salvetti
Andrew W. Robertson
Ana M. Cabbass-Torres
Zwerling, Schachter & Zwerling LLP
41 Madison Avenue
New York, NY 10010

Attorneys for Plaintiff Ruth Tumpowsky

John W. Rotunno
Stephen J. O'Neil
Paul J. Walsen
Molly K. McGuinley
Nicole C. Mueller
K& L Gates LLP
70 West Madison Street, Suite 3100
Chicago, IL 60602

Attorney for Defendant Harbor Capital Advisors, Inc.

/s/ *Joni S. Jacobsen*